Exhibit 99.33

Highlander Silver to Commence Trading May 13, 2025 on the TSX;

Drilling to Commence at San Luis Gold-Silver Project in the Coming Weeks

Toronto, May 12, 2025 – Highlander Silver Corp. (TSX: HSLV; “Highlander Silver” or the “Company”) is pleased to announce that it has received final approval from the Toronto Stock Exchange (“TSX”) to list its common shares (the “Common Shares”) on the TSX. The Common Shares will begin trading at market open on May 13, 2025, under the current symbol “HSLV”.

Daniel Earle, President and CEO, commented: “Listing on the TSX will improve Highlander Silver’s liquidity and broaden its shareholder base by facilitating greater market access for institutional and retail investors who have expressed interest in our story. This milestone reflects the culmination of the extraordinary efforts of our team members and the strong support of our strategic and institutional investors. The occasion also marks the commencement of infrastructure programs with the participation of our community partners to support the start of drilling at the bonanza grade San Luis gold-silver project in the coming weeks – exciting news for all stakeholders.”

In conjunction with the listing on the TSX, Highlander Silver’s Common Shares will be delisted from the Canadian Securities Exchange (the “CSE”), effective prior to the commencement of trading on the TSX. Shareholders are not required to exchange their share certificates or take any other action in connection with the TSX listing, as there will be no change in the trading symbol or CUSIP for the common shares.

On behalf of Highlander Silver

“Daniel Earle”

President and CEO

Information contact

Arun Lamba, Vice President Corporate Development

alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past-producing Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and ranks among the 10 highest grade projects globally in both gold and silver categories.1 The Company’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott.

[1]	S&P Global rankings including the San Luis gold-silver project.

For additional information on the San Luis Mineral Resource estimate, see Highlander Silver’s technical report titled “Technical Report on the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng, and available on SEDAR+ at www.sedarplus.ca.

Neither the CSE nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this news release.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, information or statements with respect to the listing date of the Company’s common shares on the TSX and the delisting of such common shares from the CSE, that listing on the TSX will improve Highlander Silver’s liquidity and broaden its shareholder base by facilitating greater market access for institutional and retail investors who have expressed interest in our story; and that drilling will commence at the San Luis Project in the coming weeks. Such forward looking information or statements can be identified by the use of words such as “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.